FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated November 17, 2003

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

MICROLOGIX REPORTS EFFICACY FROM PHASE IIb ACNE STUDY

Statistically Significant Data Validates Anti-Acne Properties of MBI 594AN

Vancouver, CANADA, November 17, 2003 - Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF), a developer of anti-infective drugs, achieved statistically and clinically significant efficacy results from its Phase IIb study of MBI 594AN, a topical drug candidate under development as a first-in-class prescription treatment for acne.

The Phase II study was designed to evaluate acne lesion count reductions at various time points (3, 6, 9, and 12 weeks), comparing MBI 594AN (1.25% and 2.5%) with the alcohol vehicle. MBI 594AN 2.5% achieved statistically significant superiority at 6 weeks in reducing all three lesion parameters measured: inflammatory lesions (p=0.004), non-inflammatory lesions (p=0.037), and total lesions (p<0.001). A Physician’s Global Severity Assessment, the fourth parameter measured, also resulted in clear superiority of the product as compared to the vehicle. The drug was extremely well tolerated, with no serious drug-related adverse events encountered in the study.

“The data from this Phase IIb efficacy study confirms the results achieved in the previous Phase IIa study,” said David Friedland, M.D., Vice President of Clinical Development for Micrologix. “We now have two well-controlled, double-blind human clinical trials that validate the anti-acne properties of MBI 594AN, providing us information needed to advance to Phase III studies.”

Two internationally recognized dermatology experts, Stuart Maddin, M.D., an advisor to Micrologix, and Jerry Tan, M.D., commented, “These results clearly illustrate the clinical utility of MBI 594AN. The solid efficacy against inflammatory lesions is important for advancing development, and the significant reduction in non-inflammatory lesions is noteworthy. These results compare favorably with currently marketed products, both in the anti-infective and retinoid classes. There is a great need for a product such as MBI 594AN that reduces all types of lesions, addresses bacterial resistance, has an excellent safety profile, and is easy to use. These results, if maintained in future development, would make this product first-line treatment for patients with mild to moderately severe acne.”

Based on these results, further development work for MBI 594AN will continue, including the design of future clinical and non-clinical studies required for NDA submission. Requirements prior to Phase III studies include product manufacturing, an end-of-Phase II meeting with the FDA, and the design of Phase III trials. It is expected that final decisions about the size, duration, and other attributes of future studies will be made in conjunction with a licensing partner and/or upon meeting with the FDA.  We anticipate these activities can be completed by mid-2004, with Phase III trials commencing in the second half of 2004.

About MBI 594AN

MBI 594AN is an antimicrobial cationic peptide demonstrating rapid in vitro and ex vivo antibacterial effect against Propionibacterium acnes (the organism associated with acne). Potential advantages of MBI 594AN over currently available prescription topical acne products include rapid action, reduction of both inflammatory and non-inflammatory acne lesions, bactericidal activity with no demonstrated induction of resistance, rapidly effective against multi-resistant P.acnes, no evidence of toxicity, and ease of use. With the large, growing acne market, the increasing bacterial resistance seen with current acne therapies, and the clear need for a novel, first-in-class treatment, MBI 594AN represents a solid product opportunity for further development.

About the Phase IIb Trial

This Phase IIb trial was a randomized, double-blind, vehicle controlled, dose-ranging efficacy study in acne patients treated twice daily over twelve weeks with either the vehicle alone (a hydroalcoholic solution) or one of two dose levels of MBI 594AN (2.5% and 1.25% in the alcohol-based vehicle). The trial was conducted at nine centers in the United States and enrolled 255 patients.  MBI 594AN was assessed based on: the reduction of inflammatory lesions (pustules and papules), the reduction of non-inflammatory lesions (comidones), and the reduction of total lesions, as well as a Physician’s Global Severity Assessment of each patient during the study. In addition, the safety and local tolerability of the drug was assessed.

The results provided are preliminary, with further analysis required before a full evaluation is possible. The data indicate that the 2.5% active drug group was statistically superior to the vehicle at six weeks of treatment in all types of acne lesions measured, specifically reducing inflammatory lesions by 40%, an efficacy level that was maintained throughout the remainder of the study. Between six and twelve weeks, the control group receiving the vehicle alone displayed a gradual decrease in lesion counts (a placebo effect seen frequently in acne studies), making the analyses beyond six

Micrologix Biotech Inc.

November 17, 2003

weeks not statistically significant. A clear dose response was seen between the active treatment groups, with the 1.25% group showing trends toward efficacy.

Background on Acne

It is estimated that 45 million people in the United States have acne, which is the most common skin disorder of adolescence and early adulthood (ages 15-24 years) with a prevalence of approximately 85%. The U.S. market for prescription acne medications was approximately US$1.6 billion in 2002 and is forecast to increase to US$1.9 billion by 2006.  Prescription medications available for the treatment of acne in the U.S. can be divided into topical prescription therapies (approximately a US$800 million market) and systemic (oral) therapies (approximately a US$500 million market) and over-the-counter topical products. Generally, mild to moderate cases are treated with topical medications, with more severe cases being treated with systemic or a combination of topical and systemic therapies. The global market for prescription anti-acne products reached US$2.0 billion in 2001 and is forecast to reach revenues of US$3.3 billion in 2006.

Prescription drugs for acne treatment or prevention fall into three general categories: antibiotics, retinoids, and drugs that affect hormone levels.  Problems exist with most of these treatment options.  Antibiotics are not as useful as they once were as Propionibacterium acnes (P. acnes), the bacteria most commonly associated with acne, has developed resistance to many antibiotics.  A significant market opportunity exists for an innovative, effective, and safe topical agent that has no side effects and avoids the problem of antibiotic resistance.

Conference Call

Investors, analysts and the media are invited to participate in a conference call today (November 17, 2003) at 9:00 a.m. ET (6:00 a.m. PT) to discuss this announcement.  Please telephone 1-800-387-6216 (U.S. and Canada) or 416-405-9328 (Toronto area callers).  The call will be available for replay until December 1, 2003 by calling 1-800-408-3053 or 416-695-5800 and entering code 1498266. The call will also be web cast at www.mbiotech.com.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company’s focus is toward anti-infective drug development with three product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

“Jim DeMesa”

James DeMesa, MD President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Shayne Payne/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release are based on Micrologix’ preliminary analysis of the MBI 594AN Phase IIb results and include, but are not limited to, Micrologix completing the activities required to initiate Phase III studies by mid 2004 and commencing a Phase III study in the second half of 2004. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: November 17, 2003